April 20, 2012

Via EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rent-A-Center, Inc.
Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”)
Filed February 28, 2012
File No. 0-25370

Dear Mr. Cash:

This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2012 (the “Comment Letter”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 24

General

1.

In future filings, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

Mr. John Cash

Securities and Exchange Commission

April 20, 2012

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response: We confirm to the Commission that with regard to each of our reporting units with goodwill that, if impaired, could materially impact our results of operations or total shareholders’ equity, the fair value of each of such reporting units substantially exceeded its carrying value based on our assessment performed as of December 31, 2011. Specifically, the fair value of our Core U.S. segment, which contains 96% of our consolidated goodwill, exceeded its carrying value by more than 30%. The fair value of our RAC Acceptance segment also exceeded its carrying value by more than 30%. The amounts allocated to our segments are shown below in our proposed language for future filings.

To improve the disclosures in our future filings, we anticipate modifying our annual reports on Form 10-K, beginning with the period ended December 31, 2012, by adding the following discussion to the Critical Accounting Policies section of Item 7:

Valuation of Goodwill. We perform an assessment of goodwill for impairment at the reporting unit level annually as of December 31 of each year, or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results. Our reporting units are generally our reportable operating segments identified in Note              to the consolidated financial statements. The fair value of a reporting unit is estimated using methodologies which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon our cost of capital. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain, and actual results may differ from those estimates. These estimates and assumptions include, but are not limited to, revenue growth rates, operating margins and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, we perform a second analysis to measure the fair value of all assets and liabilities within the reporting unit, and if the carrying value exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of goodwill and the estimated fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. At December 31, 2012, the amount of goodwill allocated to the Core U.S., RAC Acceptance and International segments was approximately $             billion, $             million and $             million, respectively. The fair value of the Core U.S. segment exceeded its carrying value by over __%, and the

Mr. John Cash

Securities and Exchange Commission

April 20, 2012

fair value of the RAC Acceptance segment exceeded its carrying value by over __%. Based on the results of the annual assessment, we concluded that no impairment of goodwill existed at December 31, 2012.

Further, we anticipate adding the following discussion to the Critical Accounting Policies section of Item 2 in our quarterly reports on Form 10-Q, beginning with the first quarter of 2012:

Valuation of Goodwill. We perform an assessment of goodwill for impairment at the reporting unit level annually as of December 31 of each year, or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results. Our reporting units are generally our reportable operating segments identified in Note 7 to the consolidated financial statements. At March 31, 2012, the amount of goodwill allocated to the Core U.S., RAC Acceptance and International segments was approximately $1.3 billion, $54.4 million and $2.1 million, respectively, and no impairment of goodwill was indicated.

In both our quarterly filings on Form 10-Q and our annual reports on Form 10-K, we will also add language in the “Intangible Assets and Acquisitions” footnote to the consolidated financial statements to clarify the dollar amount of goodwill assigned to each reportable operating segment at the end of the reporting period, which was $1.3 billion, $54.4 million and $2.1 million in our Core U.S., RAC Acceptance and International segments, respectively, at December 31, 2011.

Litigation Reserves, page 24

2.

We refer to the second paragraph of your disclosure where you state that you “had no reserves relating to probable losses” for your outstanding litigation. Please tell us and revise future filings to clarify whether the probable losses, to which you refer, are expected to be material to your financial statements. This comment also applies to your litigation disclosure in Note J on page 62.

Response: We advise the Commission that any probable losses, to the extent actually incurred, are not expected to have a material impact on our consolidated financial statements. Further, we intend to add the following statement to the applicable disclosures in future filings:

We do not expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred.

Mr. John Cash

Securities and Exchange Commission

April 20, 2012

Financial Statements, page 39

Exhibit 32 – Section 906 Certifications

3.

We note that in Exhibits 32.1 and 32.2, each of your certifications refer to the “quarterly report on Form 10-Q.” In this regard, please amend your Form 10-K to provide revised certifications. We remind you that your amended Form 10-K should be a full amendment, including the filing of new section 302 certifications.

Response: In accordance with the Staff’s comment, the Company is re-filing in full its Form 10-K for the period ended December 31, 2011, as an amendment. The Form 10-K/A filing includes (as Exhibits 32.1 and 32.2) revised Section 906 certifications of the Company’s Chief Executive Officer and Chief Financial Officer. The revised certifications correct the identification of the report to which they relate. The Form 10-K/A further includes new section 302 certifications.

In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call Dawn Wolverton in the Company’s legal department at (972) 801-1160, or by facsimile at (972) 801-1476.

Sincerely,

/s/ Robert D. Davis
Robert D. Davis Executive Vice President–Finance, Chief Financial Officer and Treasurer Rent-A-Center, Inc.

cc:	Dale Welcome, Securities and Exchange Commission
Dawn M. Wolverton, Rent-A-Center, Inc.
Thomas W. Hughes, Fulbright & Jaworski L.L.P.
Jon Wolkenstein, Grant Thornton LLP